December 14, 2005
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cumulus Media Inc. Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-94323), filed July 3, 2003
Ladies and Gentlemen:
     In accordance with the provisions of Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Cumulus Media Inc. (the “Registrant”) hereby requests withdrawal of the above-referenced post-effective amendment to the Registrant’s registration statement on Form S-3, as amended, and any exhibits thereto (collectively, the “Amendment”).
     The purpose of the Amendment was to amend the registration statement in order to provide that the Registrant might, in addition to the other methods of distribution currently provided in the registration statement, issue shares of its Class A Common Stock in “at-the-market” offerings in accordance with the provisions of Rule 415(a)(4) of the Act. However, the Registrant has heretofore decided not to proceed with any “at-the-market” offering and, accordingly, wishes to withdraw the Amendment. The Registrant confirms that the Amendment has not been declared effective and that no shares of its Class A Common Stock have been sold pursuant to the Amendment.
     Please contact the undersigned at (404) 260-6677 in connection with any questions or comments with respect to this letter. Thank you for your attention to this matter.

Very truly yours,
/s/ Martin R. Gausvik
Martin R. Gausvik
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Lewis W. Dickey, Jr. Mark L. Hanson, Esq. (Jones Day)